UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On July 24, 2024, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +) a material change report that includes a copy of a press release, a copy of which is attached hereto as Exhibit 99.1, and, on July 25, 2024, a new shareholder rights plan agreement, a copy of which is attached hereto as Exhibit 99.2, which are incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-272989) and the Registration Statement of Bitfarms Ltd. on Form S-8 (File No. 333-278868).

See the Exhibits listed below.

Exhibits

Exhibit No.	Description
99.1	Material Change Report dated July 24, 2024
99.2	New shareholder rights plan agreement dated July 24, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer

Date: July 25, 2024

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